

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

Via E-mail
David M. Wehner, CFO
Zynga Inc.
444 De Haro Street, Suite 125
San Francisco, CA 94107

> **Re:** **Zynga Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on August 11, 2011**
> **File No. 333-175298**

Dear Mr. Wehner:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated July 28, 2011.

Inside Front Cover Graphic

1.   We note your response to prior comment 4. Presentation of only your revenue in the graphic provides an incomplete picture of your financial condition and, if retained, should be balanced by also disclosing, for example, costs and net income for the applicable periods. Please revise accordingly.

Prospectus Summary, page 1

2.   We note that your disclosures in this section and in MD&A continue to state that you pioneered online social games. Consistent with your response to prior comment 10, please revise your disclosures to clarify you are one of the companies that pioneered online social games.

3.   We note your response to prior comment 13. However, it is still unclear what standard you used in determining that "Words with Friends" and "Hanging with Friends" were the top two games in the word category in the Apple App Store for iPhone as of June 30, 2011. Please disclose if these rankings were based on the number of downloads from the Apple App Store or some other standard. Similarly, please disclose the standard used in determining that Empires & Allies was the "second most popular game on Facebook less than a month after launch."

Risk Factors

"A significant majority of our game traffic is hosted …," page 16

4.   Your revisions in response to prior comment 17 discuss only the termination
        provisions of your agreement with AWS. Please revise to indicate, consistent with
        your response, that the agreement relates to computing and storage capacity and to
        describe the services rendered and any material provisions such as the rights and
        obligations of the parties under the agreement. In addition, please quantify in more
        specific terms what portion of your game traffic is hosted by AWS.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

5.   We note your response to prior comment 27 and continue to believe that the number
        of paying players and the average amount each spends is important information to the
        users of your financial statements since this will be a critical component of your
        future growth. Revise your disclosures to quantify the number and percentage of
        paying players and average spending per player for each period presented with an
        analysis of any trends or uncertainties. Merely noting paying players are historically
        less than 5% of the Company's players does not appear to be as informative as would
        period to period amounts and trend analysis. In addition, a discussion of the
        international player proportions to total players and historical trends in numbers and
        spending amounts would also appear to be important information to the users of your
        financial statement. We refer you to Section III.B of SEC Release 33-8350.

6.   We note your revised disclosures in response to prior comment 28. As previously
        requested, revise your disclosures to discuss any significant trends or uncertainties in
        the two or three games that generate substantially all of your revenues. Based on
        your disclosures under "Our Strategy" on page 5 and "We rely on a small
        percentage…" on page 15, you disclose that integral to your continued success that
        the launch of new games further engages your existing players and attracts new
        players. Quantitative disclosures and analysis with respect to the individual games
        seems to be important and material information to the users of your financial
        statements since you generate substantially all of your revenues from only a small
        number of games. We refer you to Section III.B of SEC Release 33-8350.

How We Generate Revenue, page 48

7.   On page 49, you disclose that revenue growth will depend largely on your ability to
        retain existing players, attract new players, and convert non-paying players and
        increase revenue per player. This dependence for revenue growth on these materially
        important factors and metrics of your performance and prospective growth is noted
        throughout the filing. We note your response to prior comment 29 and continue to
        believe that you should revise your disclosures to provide a transparent discussion

and analysis to investors of the quantitative and qualitative changes in these metrics (ability to retain existing players, attract new players, convert-paying players and increase revenues per player) for each period presented. We refer you to Section III.B.1 of SEC Release No. 33-8350.

Key Metrics, page 49

8. We note your response to prior comment 30. Revise your disclosures to describe any known trends or uncertainties that have had, or are expected to have, a material impact on your revenues or income from continuing operations, such as the change in the business relationship with Facebook and the launch of CityVille in December 2010. Regarding the Facebook change, you disclose that as a result of their communication channel change the number of players on Facebook declined and bookings and revenue growth rates declined throughout 2010 and the three months ended March 31, 2011. These declines were due partially to the change and due to your adoption of Facebook Credits as the primary payment method on Facebook. Including the CityVille December 2010 launch, please tell us why you have not quantified, on a disaggregated basis, the impact of each of the communication channel change, Facebook Credits adoption and CityVille launch on your results and financial position. In addition, you should disclose the impact of any event that will cause a material change in the relationship between costs and revenues (such as known future changes in costs of sales or price changes). To the extent possible, you should quantify their material effects. See Item 303(a)(3)(ii) of Regulation S-K. Please revise or tell us why revision is not necessary.

Factors Affecting Our Performance, page 50

9. We note your response to prior comment 31 and continue to believe that you should revise your disclosures to quantify the amount of revenues generated through the Facebook platform for each period presented. This appears to be important and material information to the users of your financial statements since you generate substantially all of your revenue and players through the Facebook platform and expect to continue to do so in the foreseeable future. We refer you to Section III.B of SEC Release 33-8350.

Results of Operations, page 53

10. We note your revised disclosures in response to prior comment 33. There still appear to be several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For example, you disclose on page 53 that your online game revenues increased in the three months ended March 31, 2011 compared with the three months ended March 31, 2010 as a result of an increase in bookings each quarter subsequent to March 31, 2010 driven by increases in the volume of payment transactions as a result of new game content and the launch of several successful new games, including CityVille, FrontierVille and Treasure Isle in

2010. Your disclosures further indicate that the increase in online game revenue in the three months ended March 31, 2011 was negatively impacted by the adoption of Facebook Credits as your primary in-game payment method beginning in the third quarter of 2010. As another example, your disclosures on page 56 do not quantify the increase in international revenues for each period presented attributable to additional localized content, more international payment methods and more demand for your games internationally. Revise your disclosures to quantify each source that contributed to a material change. We refer you to Section III.B.3 of SEC Release 33-8350.

11. We note your response to prior comment 36. Please revise your disclosures to disclose the extent to which increases or decreases in your online games and advertising revenues were attributable to changes in prices and/or volume. In this respect, you do not appear to discuss the impact of changes in price on your online games and advertising revenues. In addition, revise your disclosures to clarify the impact that volume had on your advertising revenues for each period presented. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Provision for income taxes, page 55

12. We note your response to prior comment 38 regarding the disproportionate relationships among domestic and foreign pre-tax income, tax rates and revenues. Revise your disclosures to further explain how your 2010 income tax provision was impacted by "income taxes at foreign rates." Your revised disclosures should also clarify that you began forming non-U.S. operating companies in 2010 and accordingly, revenue from non-U.S. players prior to mid-year 2010 was earned by the U.S. parent company resulting in virtually no foreign profit before tax. In addition, revise your disclosures to explain that the new foreign entities created in 2010 were essentially start-up companies generating losses in 2010, and the tax impact of these losses being generated in tax jurisdictions with lower statutory tax rates than the U.S. resulted in an increase in your effective tax rate. The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. We would expect that your disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Also consider addressing the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international components of income before income taxes. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Valuation of Our Common Stock and Series Z Preferred Stock, page 68

13.   We note your response to prior comment 42. Please be advised that we may have further comments once your registration statement is updated to include the proposed IPO price.

14.   We note your revised disclosures in response to prior comment 44. Tell us whether you performed a probability weighted analysis prior to the March 2011 valuation date. Revise your disclosures to quantify the weighted average cost of capital used in performing a discounted cash flow analysis at each respective valuation date. Disclose the factors you considered in determining your selection of the closest comparable companies. Explain how your consideration of the closest comparable companies impacted your analysis at each respective valuation date.

15.   We note that the fair value of your common stock and Series Z preferred stock increased significantly between the January 2011 and March 2011 valuation dates. Given the magnitude of this increase, we believe that you should revise your disclosures to provide a more robust discussion of the reasons for the change in fair value. In addition, you should consider quantifying each factor, as this would allow readers to more fully understand the rational for the significant increase in fair value. For instance, revise your disclosures to quantify the portion of the increase attributable to improvements in your financial or operating performance and improving market conditions as well as the impact of changes in the probability weighted analysis and the weighted average cost of capital.

Business

Advertising, page 85

16.   We note your response to prior comment 45 and the revised disclosure on page 85. It appears that you commissioned the survey conducted by Interpret LLC regarding your Café World promotion. Please identify Interpret LLC as an expert and file a consent from this firm as an exhibit to the registration statement or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Board of Directors, page 96

17.   Mr. Gordon's business description indicates that he is a co-founder of Electronic Arts, Inc. In your response letter, please provide support for this claim, including a description of Mr. Gordon's role in founding the company.

Loan to Officer, page 128

18.   We note your response to prior comment 52. Please provide us with your analysis as to why Mr. Verdu does not qualify as an "executive officer" of Zynga for the purposes of Section 13(k). Refer to Rule 3b-7 under the Exchange Act.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

19.   We note your response to prior comment 56. Please be advised that we may have further comments once your financial statements are updated to include the three class structure.

Consolidated Statements of Operations, page F-4

20.   We note your response to prior comment 57. Please be advised that we may have further comments once your basic and diluted earnings per share amounts are updated to include the three class structure.

Notes to the Consolidated Financial Statements

Revenue Recognition, page F-12

21.   We note from your response to prior comment 58 that the distinction between consumable and durable virtual goods is that consumable virtual goods are eliminated from the player's game board after a specific point in time, and the durable virtual goods remain in the game for as long as the player continues to play. Explain why you believe there are no continuing performance obligations after the point in time at which the consumable virtual goods have been utilized. Cite the specific accounting guidance that you relied upon in making this determination. Explain whether the consumable virtual goods provide value to the player over an extended period of time by allowing the player to advance or accelerate their progress and enhance their game environment. In addition, tell us the amount of revenues attributable to durable and consumable virtual goods for each period presented.

22.   In view of the short-term life of the consumable versus durable goods, explain the basis for combining the two under your weighted average computation. To the extent you can disaggregate the two, provide us with the computations of weighted-average life separately for the reported periods.

23.   Disclose your assumptions and calculations supporting the statements that when data became available to account for consumable virtual goods separately from durable virtual goods beginning October 1, 2009, revenues increased by $124.6 million in 2010 compared to 2009. Further explain and disclose how this impacted the

estimated weighted-average life of virtual goods included in new bookings during 2009 to be 18 months compared to 13 months during 2010.

24.   We note your response to prior comment 59. Revise your disclosures to explain how you determine that an advertisement has been delivered to the customer and the price is fixed and determinable for branded virtual goods and sponsorships, engagement advertisements and offers, and mobile advertisements.

25.   Please clarify your response to prior comment 62. In this respect, explain how you apply the best estimate of selling price to the various advertising campaigns and allocate consideration to each based on the relative selling price.

Restatement of Unaudited Consolidated Financial Statements, page F-17

26.   We note from your disclosures that you restated your unaudited consolidated financial statements as of March 31, 2011 and the three months then ended to reflect a correction of your accounting policy to properly apply changes in your estimated average playing period for two of your games. Please explain in greater detail your disclosures that indicate prior to the restatement in the three months ended March 31, 2011, you applied your then most current estimate of the average playing period for paying players to the current period sales but did not adjust the ending balance of deferred revenue for the revised estimated playing periods for the related sales from prior periods. As part of your response, explain why this correction only affected two of your games.

Note 6. Goodwill and Other Intangible Assets, page F-23

27.   Your revised disclosures in response to prior comment 64 still do not appear to show the changes in goodwill that occurred during the year ended December 31, 2010. Revise your disclosures to present the changes in the carrying value of goodwill for each period in which a statement of financial position is presented. We refer you to ASC 350-20-50-1.

Note 8. Stockholders' Equity, page F-26

28.   We note your revised disclosures in response to prior comment 65.   Please update your disclosures to discuss the pertinent rights and privileges associated with your three class structure upon the approval and filing of your amended certificate of incorporation with the State of Delaware. We refer you to ASC 505-10-50.

Stock-Based Compensation, page F-29

29.   Your response to prior comment 71 indicates that you believe the qualifying liquidity condition was not probable of occurring as of December 31, 2010 and March 31, 2011. Explain why you believe it is appropriate to analogize to the guidance ASC 805-20-55-50 and 51 for determining whether it is probable that certain awards will

vest upon an initial public offering or a change in control. Cite the specific
accounting guidance that you relied upon in making this determination.

Note 9. Net Income (Loss) Per Share of Class A and Class B Common Stock

Unaudited Pro Forma Net Income Per Share for Class A and Class B Common Stock, page
F-34

30.   We note your response to prior comment 72. Please be advised that that we may have
        further comment once you have updated your pro forma disclosures to include the
        three class structure.

31.   We note from your disclosures that you plan to use net proceeds from the offering to
        repurchase ZSU's and satisfy certain related tax withholding obligations. Tell us
        your consideration of including pro forma per share data giving effect to the number
        of shares whose proceeds will be used to repurchase ZSU's and satisfy certain related
        tax withholding obligations. We refer you to SAB Topic 1.B.3.

32.   Your disclosures indicate that your pro forma earnings per share amounts give effect
        to the vesting of your ZSU's following the satisfaction of the liquidity event criteria.
        Please explain how the recognition of any related compensation expense is reflected
        in your calculation of pro forma earnings per share amounts.

Note 12. Geographical Information, page F-36

33.   We note your response to prior comment 74. Tell us what consideration you gave to
        providing disaggregated bookings information for your online games since your
        CODM reviews this information to make resource allocations decisions and assess
        performance. We refer you to ASC 280-10-50.

Note 13. Subsequent Events, page F-38

34.   We note your response to prior comment 75. Please be advised that we may have
        further comment once you have updated your disclosures to include the three class
        structure upon approval and filing the certificate of incorporation with the State of
        Delaware.

Note 14. Events Subsequent To Date Of Independent Registered Public Accounting Firm's
Report (unaudited), page F-38

35.   We note that you executed a revolving credit agreement with certain lenders to
        borrow up to $1.0 billion in revolving loans. Please revise your disclosures to
        discuss the amount and terms of the unused commitments. We refer you to Rule 5-02
        of Regulation S-X.

Exhibit Index

36.   We note your response to prior comment 78. Please be advised that that we may have
        further comment once you submit your exhibits for review.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-
3456 or, in his absence, to me at (202) 551-3457. Should you require further assistance, you
may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        John T. McKenna, Esq.
        Cooley LLP